FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

Name and Address of Company:

JED Oil Inc.

2600, 500 – 4th Avenue S.W.

Calgary, Alberta

T2P 2V6

ITEM 2

Date of Material Change:

The material change occurred on September 28, 2005.

ITEM 3

News Release:

A news release was issued on September 28, 2005 via Business wire (including CNN Matthews).

ITEM 4

Summary of Material Change:

JED Oil Inc. ("JED") announced that at the special meeting of shareholders held on September 28, 2005, the proposed split of the common stock on a 3 for 2 basis was overwhelmingly approved.  The board of directors set Monday, October 10, 2005 as the Record Date for the stock split.  On the payment date of October 12, 2005, certificates representing the additional shares of common stock will be issued by JED’s registrar and transfer agent, Olympia Trust Company, and sent to the shareholders as of the Record Date.  No fractional stock will be issued and any resulting fractions will be rounded up to the next highest number of shares of common stock.

ITEM 5

Full Description of Material Change:

JED Oil Inc. ("JED") announced that at the special meeting of shareholders held on September 28, 2005, the proposed split of the common stock on a 3 for 2 basis was overwhelmingly approved.  Approximately 82% of the outstanding stock was voted at the meeting and 99.98% was voted in favor.  The board of directors set Monday, October 10, 2005 as the Record Date for the split.

Shareholders holding common stock on the record date do not need to take any action to receive the additional shares.  On the payment date of October 12, 2005, certificates representing the additional shares of common stock will be issued by JED’s registrar and transfer agent, Olympia Trust Company and sent to the shareholders as of the Record Date.  Shareholders who hold their shares in a brokerage account will have the additional shares electronically deposited on the payment date or shortly thereafter.  No fractional stock will be issued and any resulting fractions will be rounded up to the next highest number of shares of common stock.

It is anticipated that the stock split will increase the liquidity in the common stock and make it available to a larger segment of the investing public.

Complete details are available at www.sedar.com.

ITEM 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7

Omitted Information:

Not applicable.

ITEM 8

Executive Officers:

Reg Greenslade, Chairman and Bruce Stewart, CFO are knowledgeable about the material change set forth herein and can be reached at (403) 537-3250 (telephone).

ITEM 9

Date of Report:

September 29, 2005.

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